Jeffrey S. Sherman
Senior Vice President and General Counsel
1 Becton Drive
Franklin Lakes, NJ 07417-1880
tel: 201-847-3223
fax: 201-847-5361
jeffrey_s_sherman@bd.com
March 1, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Jay Mumford, Senior Attorney

Re:	Becton, Dickinson and Company (the “Company”)
Annual Report on Form 10-K for the fiscal year ended September 30, 2009 (the “Form 10-K”)
Filed November 25, 2009, as amended January 21, 2010
File No. 001-04802
Ladies and Gentlemen:
This letter is in response to your comments on the above filing contained in your letter of January 29, 2010. In connection with this response, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Item 11. Executive Compensation, page 69
Response to Comment 1
In future filings, we will clarify the actual competitive range of compensation established by the Company’s Compensation and Benefits Committee (the “Committee”), the midpoint of that range, and where within the competitive range we estimate each element is targeted.

Securities and Exchange Commission
March 1, 2010

Response to Comment 2
In future filings, to the extent actual payouts to the Company’s named executives differ from targeted amounts, the Company will quantify and explain the reasons for the difference. For example, we will disclose, with respect to payouts under the Company’s Performance Incentive Plan (our annual cash incentive plan) the amounts, if any, by which actual payouts differ from targeted amounts and where within the above-referenced competitive range the actual payouts fall. We note in this regard that on pages 27-28 of our definitive proxy statement, it is disclosed that the Company’s EPS for 2009 exceeded the target goal set under our Performance Incentive Plan. We also explain that, in recognition of management’s efforts to maintain the Company’s profitability in 2009, the Committee made above-target awards to our CEO and certain other named executive officers, and show the target and actual amounts. Disclosure is also contained on page 29 of the relationship between the actual payouts and target payouts for the Performance Units covering the 2006-2008 and 2007-2009 performance cycles, noting, with respect to the later, that the lower revenue growth experienced in 2009 contributed to a below-target payout at 77% of the share target.
Exhibits
Response to Comment 3
On February 9, 2010, we filed an amendment to the Form 10-K that included amended certifications as Exhibit 32, along with the other required exhibits.
If you would like to discuss these responses, please call me at (201) 847-3223.
Very truly yours,
/s/ Jeffrey S. Sherman
Jeffrey S. Sherman
Senior Vice President and General Counsel

cc:	Securities and Exchange Commission
Geoff Kruczek

Becton, Dickinson and Company
Edward J. Ludwig, Chairman and Chief Executive Officer
Vincent A. Forlenza, President
David V. Elkins, Executive Vice President and Chief Financial Officer
Donna M. Boles, Senior Vice President — Human Resources
William A. Tozzi, Senior Vice President and Controller
Members of the Compensation and Benefits Committee
Becton, Dickinson and Company